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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of March, 2001


              INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
             ------------------------------------------------------
                 (Translation of registrant's name into English)


          Suite 203, 120 Front Street East Toronto, Ontario, M5A 4L9
          ----------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                Form 20-F    X                     Form 40-F
                          -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                      Yes ________                  No     X
                                                       ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      INVESTORLINKS.COM INC. (formerly
                                      Opus Minerals Inc.)


Date:   3-15-01                       By: /s/ Sandra J. Hall
      --------------------                --------------------------------------
                                          Sandra J. Hall, Director and Secretary
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Charlottesville, VA - February 8, 2001 - InvestorLinks.com Inc. ("Investorlinks"
or the "Company") (OTC BB: IVLKF, CDNX: YIK) is pleased to announce the appointment of Richard J. Lachcik to the board of directors. Lachcik is a partner in the law firm of MacLeod Dixon where he specializes in publicly traded companies, mergers and acquisitions and general corporate law.

ABOUT INVESTORLINKS.COM INC.

InvestorLinks owns and operates the Internet investment site www.investorlinks.com. Chosen as one of the "Best Websites for Investors" by BARRON'S, InvestorLinks is recognized in North America as a premier investor resource on the net, and is regularly listed as a "financial megasite" in Online Investor Magazine. Since 1997, the InvestorLinks' primary product offering has developed into an extensive directory of over 12,000 business and financial links for the investment community. InvestorLinks now serves over 200,000 users per month.

Investorlinks.com Inc. is based is Charlottesville, Virginia, with corporate offices in Toronto, Ontario. There are currently 19,524,576 common shares of InvestorLinks issued and outstanding.

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com Inc.'s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

Investor Information          Investor Information      Corporate Information
--------------------          --------------------      ---------------------
The Investor Relations Group  Pier Group Marketing      InvestorLinks.com Inc.
Phone:  1-800-444-9214        Phone:  1-888-270-8586    Phone:  1-804-817-7770
www.irgnews.com               www.thepiergp.com         www.investorlinks.com
investorlinks@invrel.com      info@thepiergp.com        info@investorlinks.com